                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (Amendment No. 1 )*

                        PEOPLES TELEPHONE COMPANY, INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

             712574 10 2 (FOR COMMON STOCK ISSUED UPON CONVERSION)
                                 (CUSIP Number)

                              JUSTIN S. MACCARONE
                                   PRESIDENT
                               UBS CAPITAL II LLC
                                299 PARK AVENUE
                            NEW YORK, NEW YORK 10171
                                 (212) 821-6390
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                   COPIES TO:

                              NANCY E. FUCHS, ESQ.
                  KAYE, SCHOLER, FIERMAN, HAYS & HANDLER, LLP
                                425 PARK AVENUE
                           NEW YORK, NEW YORK  10022
                                 (212) 836-8000

                                  JULY 5, 1998
                         (Date of Event which Requires
                           Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of (S)(S)240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits. See (S) 13d-7(b) for other parties to whom copies are to be sent.

                                                             Page 1 of 30 pages.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                             Page 2 of 30 pages.

                                  SCHEDULE 13D

CUSIP NO. 712574 10 2 (FOR                                    PAGE 3 OF 30 PAGES
COMMON STOCK ISSUED UPON
CONVERSION)

1     NAMES OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      UBS Capital II LLC   13-3699851

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a)[_]
                                                                          (b)[_]


3     SEC USE ONLY


4     SOURCE OF FUNDS (SEE INSTRUCTIONS)

      AF


5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) OR 2(e)                                                           [_]


6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware


  NUMBER OF     7  SOLE VOTING POWER
    SHARES
 BENEFICIALLY      UBS Capital II LLC owns 150,000 shares of Series C Cumulative
   OWNED BY        Convertible Preferred Stock (convertible into 2,857,143
     EACH          shares of Common Stock).
  REPORTING
    PERSON
     WITH       8  SHARED VOTING POWER

                   -0-


                9  SOLE DISPOSITIVE POWER

                   UBS Capital II LLC owns 150,000 shares of Series C Cumulative Convertible Preferred Stock (convertible into 2,857,143 shares of Common Stock).


               10  SHARED DISPOSITIVE POWER

                   -0-


11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       UBS Capital II LLC owns 150,000 shares of Series C Cumulative Convertible Preferred Stock (convertible into 2,857,143 shares of Common Stock) and beneficially owns options to purchase 70,000 shares of Common Stock.


12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (SEE INSTRUCTIONS)                                                    [_]


13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       UBS Capital II LLC owns 100% of Series C Cumulative Convertible Preferred Stock (convertible into 15.0% of Common Stock of Issuer as of June 29,
       1998) and beneficially owns options to purchase 70,000 shares of Common Stock representing an aggregate 15.4% of the Common Stock of the Issuer as of June 29, 1998.


14     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

       OO

                                                             Page 3 of 30 pages.

                                  SCHEDULE 13D

CUSIP NO. 712574 10 2 (FOR                                    PAGE 4 OF 30 PAGES
COMMON STOCK ISSUED UPON
CONVERSION)


1     NAMES OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      UBS Capital Holdings LLC   13-3952898


2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a)[_]
                                                                          (b)[_]

3     SEC USE ONLY


4     SOURCE OF FUNDS (SEE INSTRUCTIONS)

      AF


5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) OR 2(e)                                                           [_]


6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware


  NUMBER OF     7  SOLE VOTING POWER
    SHARES
 BENEFICIALLY      -0-
   OWNED BY
     EACH
  REPORTING     8  SHARED VOTING POWER
    PERSON
     WITH          -0-


                9  SOLE DISPOSITIVE POWER

                   -0-


               10  SHARED DISPOSITIVE POWER

                   -0-


11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       UBS Capital II LLC owns 150,000 shares of Series C Cumulative Convertible Preferred Stock (convertible into 2,857,143 shares of Common Stock ) and beneficially owns options to purchase 70,000 shares of Common Stock; UBS Capital Holding LLC, by virtue of the fact that it owns 100% of UBS Capital II LLC, beneficially owns all such shares.


12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (SEE INSTRUCTIONS)                                                    [_]


13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       UBS Capital II LLC owns 100% of Series C Cumulative Convertible Preferred Stock (convertible into 15.0% of Common Stock of Issuer as of June 29,
       1998) and beneficially owns options to purchase 70,000 shares of Common Stock representing an aggregate 15.4% of the Common Stock of the Issuer as of June 29, 1998; UBS Capital Holdings LLC beneficially owns all such stock owned by UBS Capital II LLC.


14     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

       OO

                                                             Page 4 of 30 pages.

                                  SCHEDULE 13D

CUSIP NO. 712574 10 2 (FOR                                    PAGE 5 OF 30 PAGES
COMMON STOCK ISSUED UPON
CONVERSION)


1     NAMES OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      UBS AG

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a)[_]
                                                                          (b)[_]


3     SEC USE ONLY


4     SOURCE OF FUNDS (SEE INSTRUCTIONS)

      AF


5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) OR 2(e)                                                           [_]


6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Switzerland


  NUMBER OF     7  SOLE VOTING POWER
    SHARES
 BENEFICIALLY      UBS AG holds 3,750 shares of Common Stock for its customers,
   OWNED BY        of which it has voting power for 2,750 shares.
     EACH
  REPORTING
    PERSON      8  SHARED VOTING POWER
     WITH
                   -0-


                9  SOLE DISPOSITIVE POWER

                   UBS AG holds 3,750 shares of Common Stock for its customers, of which it has dispositive power for 750 shares.


               10  SHARED DISPOSITIVE POWER

                   -0-

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       UBS Capital II LLC owns 150,000 shares of Series C Cumulative Convertible Preferred Stock (convertible into 2,857,143 shares of Common Stock ) and beneficially owns options to purchase 70,000 shares of Common Stock; UBS Capital Holding LLC, by virtue of the fact that it owns 100% of UBS Capital II LLC, beneficially owns all such shares. UBS AG, by virtue of the fact that it owns 100% of UBS Capital Holding LLC, beneficially owns all such shares, and in addition UBS AG holds 3,750 shares of Common Stock for its customers, of which it has both voting and dispositive power for 750 shares and only voting power for 2000 shares.

                                                             Page 5 of 30 pages.

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (SEE INSTRUCTIONS)                                                    [_]


13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       UBS Capital II LLC owns 100% of Series C Cumulative Convertible Preferred Stock (convertible into 15.0% of Common Stock of Issuer as of June 29,
       1998) and beneficially owns options to purchase 70,000 shares of Common Stock; UBS Capital Holdings LLC beneficially owns all such stock owned by UBS Capital II LLC; UBS AG beneficially owns all such stock owned by UBS Capital Holdings LLC plus beneficially owns an additional 2,700 shares of Common Stock of the Issuer representing an aggregate 15.4% of the Common Stock of the Issuer as of June 29, 1998.


14     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

       CO

                                                             Page 6 of 30 pages.

     This Amendment No. 1 amends and restates in its entirety the Statement on
Schedule 13D ("Schedule 13D") initially filed on July 28, 1995 with the Securities and Exchange Commission, by UBS Partners, Inc.

ITEM 1.   SECURITY AND ISSUER
          -------------------

          This Statement relates to shares of Common Stock ("Common Stock") of Peoples Telephone Company, Inc., a New York corporation. Most of the Common Stock that this Statement relates is pursuant to the beneficial ownership by UBS of shares of Series C Cumulative Convertible Preferred Stock, par value $.01 per share (the "Preferred Stock") which are convertible into shares of Common Stock of the Company, and certain related contingent warrants to purchase common stock (the "Contingent Warrants")

          The address of the Company's principal executive office is: 2300 N.W. 89th Place, Miami, Florida 33172.

ITEM 2.   IDENTITY AND BACKGROUND
          -----------------------

          (a) This Statement constitutes the filing on Schedule 13D by UBS Capital II LLC, a Delaware limited liability company (formerly UBS Partners, Inc.) ("UBS"), with respect to the Securities Purchase Agreement (the "Purchase Agreement", a copy of which is incorporated by reference to Exhibit I to
Schedule 13D filed on July 28, 1995 by UBS Partners, Inc. relating to securities issued by Peoples Telephone Company, Inc.) dated as of July 3, 1995 among the Company, UBS Capital Corporation, a New York corporation and affiliate of UBS ("UBS Capital"), and Appian Capital Partners, L.L.C., a Delaware limited liability company ("Appian"), pursuant to which, subject to certain terms and conditions, the Company agreed to issue and sell to UBS Capital or its designee, and UBS Capital agreed to purchase, or cause a designee to purchase, 150,000 shares of Preferred Stock and the Contingent Warrants. Pursuant to a letter agreement (the "Assignment", a copy of which is incorporated by reference to Exhibit II to Schedule 13D filed on July 28, 1995 by UBS Partners, Inc. relating to securities issued by Peoples Telephone Company, Inc.) dated as of July 18, 1995 among the Company, UBS, UBS Capital and Appian, UBS Capital assigned to UBS all of its rights under the Purchase Agreement (pursuant to Section 9.3 thereof), including, without limitation, the right to purchase the Preferred Stock and Contingent Warrants upon the closing of the transactions contemplated by the Purchase Agreement on the terms specified therein, and UBS Capital delegated to UBS and UBS agreed to assume all of UBS Capital's obligations under the Purchase Agreement, subject to the terms and conditions set forth therein. On July 19, 1995, UBS purchased 150,000 shares of Preferred Stock and the Contingent Warrants pursuant to the Purchase Agreement and the Assignment.

          This Statement also relates to a Corporate Governance, Liquidity and Voting Agreement (the "Voting Agreement"), dated as of July 5, 1998, by and among UBS, Davel Communications Group, Inc. ("Davel"), Davel Holdings, Inc. ("Davel Holdings"), and the

                                                             Page 7 of 30 pages.

Company. Pursuant to such Voting Agreement and in connection with an Agreement and Plan of Merger and Reorganization (the "Merger Agreement"), dated as of July 5, 1998, between Davel Holdings, Davel and the Company, the parties to the Voting Agreement agreed that not later than immediately prior to the effective time of the merger contemplated by the Merger Agreement, UBS will convert all of its 150,000 shares of Preferred Stock into 2,857,143 shares of Common Stock. In the merger, such shares would be converted into shares of common stock of the surviving entity. In addition, UBS will be entitled to receive additional shares of common stock of the surviving entity in respect of accrued and unpaid dividends on the Preferred Stock and the agreed-upon future fair value of the Preferred Stock should they have remained outstanding after the effective time of the merger. UBS has also been granted registration rights with respect to the shares of common stock it will receive in the surviving entity. In addition, UBS agrees to vote all of the Preferred Stock in favor of the approval of the merger contemplated by the Merger Agreement and any actions required in furtherance thereof. A copy of the Voting Agreement is incorporated by reference to Exhibit 10.1 to Form 8-K filed on July 15, 1998 by Peoples Telephone Company, Inc.

          This Statement also relates to a 1993 Non-Employee Director Stock Option Plan of the Company (the "Option Plan") (a copy of which is incorporated by reference to pages A-1 through A-4 of the 1993 Proxy Statement of Peoples Telephone Company Inc.). Pursuant thereto, each non-employee director of the Company receives an option to purchase 10,000 shares of Common Stock annually (the "Options"). Directors of the Company that were appointed by UBS have an option to purchase an aggregate of 70,000 shares of Common Stock. Annually, each such director, upon receipt of such Options, has executed an agreement to transfer to UBS the economic interest in the Options granted to him. Each such director further agreed to hold the options for the benefit of UBS and to exercise the rights under the Options only for the benefit of and at the request of UBS. (A copy of such agreements are attached hereto as Exhibits 5 through 11).

          A list of the members, directors and executive officers of UBS appears on Appendix 1.

          UBS is a wholly-owned subsidiary of Holdings, a Delaware limited liability company ("Holdings"). Holdings is a wholly-owned subsidiary of UBS AG, a Swiss banking corporation ("UBS AG"). UBS AG is principally engaged in the general banking business and Holdings is a holding company. A list of the members, directors and executive officers of Holdings and UBS AG appears on Appendix 1.

          (b) The address of the principal business office of UBS, Holdings and UBS AG are as follows:

               Reporting Person               Address
               ----------------               -------

               UBS Capital II LLC             299 Park Avenue

                                                             Page 8 of 30 pages.

                                              New York, New York 10171

               UBS Capital Holdings LLC       299 Park Avenue
                                              New York, New York 10171

               UBS AG                         Bahnhofstrasse 45
                                              8021 Zurich

          The address of each of the directors and executive officers of each of UBS, Holdings and UBS AG are set forth on Appendix 1.

          (c) The present principal occupation or employment of each of the members, directors and executive officers of each of UBS, Holdings and UBS AG are set forth on Appendix 1.

          (d) During the past five years, neither UBS, Holdings nor UBS AG nor, to the knowledge of UBS, Holdings or UBS AG, any of the members, executive officers or directors of UBS, Holdings or UBS AG, has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

          (e) During the past five years, neither UBS, Holdings nor UBS AG nor, to the knowledge of UBS, Holdings or UBS AG, any of the members, executive officers or directors of UBS, Holdings or UBS AG, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal and state securities laws or finding any violation with respect to such laws.

          (f) Each of UBS and Holdings is a Delaware limited liability company. To the knowledge of UBS, Holdings and UBS AG, each member, executive officer and director of UBS and Holdings is a citizen of the United States. UBS AG is a corporation formed under the laws of Switzerland. To the knowledge of UBS, Holdings and UBS AG, none of the executive officers and directors of UBS AG, except Gary Brinson, a member of the group executive board of UBS AG, are citizens of the United States.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS
          --------------------------

          Pursuant to the Purchase Agreement and the Assignment, on July 19, 1995 UBS paid to the Company $15,000,000 as sole consideration for the purchase of the 150,000 shares of Preferred Stock and the Contingent Warrants. UBS obtained funds for such purpose from UBS Finance (Delaware) Inc., a subsidiary of UBS Inc. The shares of Common Stock held by UBS AG were acquired on behalf of its customers and are not owned by UBS AG.

                                                             Page 9 of 30 pages.

ITEM 4.   PURPOSE OF TRANSACTION
          ----------------------

          UBS purchased 150,000 shares of Preferred Stock and the Contingent Warrants for investment purposes and beneficially owns options to purchase 70,000 shares of Common Stock. UBS AG holds 3,750 shares of Common Stock of the Company on behalf of its customers.

          (a) UBS has no current plans to acquire additional securities of the Company but possesses preemptive rights to acquire additional securities, as well as registration rights. See Exhibit I incorporated by reference to Schedule 13D filed on July 28, 1995 relating to securities issued by Peoples Telephone Company, Inc.

          In connection with the Option Plan, each director of the Company annually receives an option to purchase 10,000 Shares of Common Stock. Any such director that is an employee of UBS will transfer such interest to UBS.

          (b) The Company has entered into a Merger Agreement and pursuant thereto, a newly formed subsidiary of Davel or Davel Holdings will be merged with and into the Company, with the Company surviving as a wholly owned subsidiary of Davel or Davel Holdings. Pursuant to the Voting Agreement, UBS has agreed to vote for the approval of such merger. See Exhibit 10.1 to Form 8-K filed on July 15, 1998 by Peoples Telephone Company, Inc.

          (c)  Not applicable.

          (d) UBS has the ability to elect up to two of the six directors of the Company's Board of Directors.

          (e)  Not applicable.

          (f)  See Item 4(b).

          (g) Pursuant to the Purchase Agreement, UBS has agreed, subject to certain conditions, to a limitation on the amount of additional Company voting securities it may acquire.

          (h)  Not applicable.

          (i)  Not applicable.

          (j)  Not applicable.

                                                            Page 10 of 30 pages.

ITEM 5.   INTEREST IN SECURITIES OF ISSUER
          --------------------------------

          (a) UBS is the beneficial owner of 150,000 shares of Preferred Stock, which is convertible into an aggregate of 2,857,143 shares of the Company's Common Stock, or approximately 15.0% of the issued and outstanding shares of Common Stock of the Company as of June 29, 1998. The Contingent Warrants are not exercisable and will become exercisable if and only if, and then only to the extent that, shares of Preferred Stock are redeemed at the option of the Company. If and to the extent that the Preferred Stock is so redeemed, the Contingent Warrants become exercisable to purchase the number of shares of the Company's Common Stock into which such redeemed shares of Preferred Stock were convertible immediately prior to such redemption. UBS is also the beneficial owner of options to purchase 70,000 shares of Common Stock of the Company. By virtue of the fact that Holdings owns 100% of UBS, Holdings is the beneficial owner of all such stock. By virtue of the fact that UBS AG owns 100% of Holdings, UBS AG is the beneficial owner of all such stock. In addition, UBS AG holds 3,750 shares of Common Stock of the Company, of which 2,750 is beneficially owned by UBS AG by virtue of the fact that UBS AG has voting or dispositive power over such Common Stock.

          UBS and Holdings disclaim beneficial ownership of any equity securities of the Company other than indirect beneficial ownership of such 150,000 shares of Preferred Stock, the Contingent Warrants and the Options through UBS. UBS AG disclaims beneficial ownership of any equity securities of the Company other than (i) indirect beneficial ownership of such 150,000 shares of Preferred Stock, the Contingent Warrants and the Options through UBS and (ii) indirect beneficial ownership of 2,750 shares of Common Stock of the Company held on behalf of its customers of which UBS has either voting or dispositive power.

          (b) UBS has the sole power to vote the 150,000 shares of Preferred Stock under the circumstances described in the Certificate of Amendment (a form of which is attached to the Purchase Agreement as Exhibit A thereto). The Contingent Warrants are not accorded any voting rights. UBS AG has indirect beneficial ownership of 2,750 shares of Common Stock of the Company held on behalf of its customers (2,000 shares of which UBS AG has direct voting power and 750 of which UBS AG has both voting and dispositive power). UBS has the power to exercise the Options.

          (c)  None.

          (d)  Not Applicable.

          (e)  Not Applicable.

                                                            Page 11 of 30 pages.

ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
          ---------------------------------------------------------------------
          TO SECURITIES OF THE ISSUER
          ---------------------------

          To the knowledge of UBS, Holdings and UBS AG, on the date hereof, except as set forth herein or in the Exhibits filed herewith or incorporated by reference, neither UBS, Holdings nor UBS AG nor any of the members, directors or executive officers of UBS, Holdings or UBS AG has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including, but not limited to, transfer or voting of any securities of the Company, finder's fee, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or losses or the giving or withholding of proxies.

ITEM 7.   MATERIALS TO BE FILED AS EXHIBITS
          ---------------------------------


     Exhibit 1 Information relating to the members of the Board of Managers, Directors, and Executive Officers of UBS Capital II LLC, UBS Capital Holdings LLC and UBS AG.

     Exhibit 2 Securities Purchase Agreement dated as of July 3, 1995 among Peoples Telephone Company, Inc., UBS Capital Corporation and Appian Capital Partners, L.L.C., including Schedules and Exhibits thereto. (incorporated by reference to Exhibit I filed with the Schedule 13D filed on July 28, 1995)

     Exhibit 3 Letter agreement dated as of July 18, 1995, among Peoples Telephone Company, Inc., UBS Partners, Inc., UBS Capital Corporation and Appian Capital Partners, L.L.C. (incorporated by reference to Exhibit II filed with the Schedule 13D filed on July 28, 1995)

     Exhibit 4 Corporate Governance, Liquidity and Voting Agreement dated July 5, 1998 by and among UBS Capital II LLC, Davel Communications Group, Inc., Davel Holdings, Inc. and Peoples Telephone Company, Inc. (incorporated by reference to Exhibit 10.1 filed with Form 8-K of Peoples Telephone Company, Inc. filed on July 15, 1998)

     Exhibit 5 Agreement dated August 25, 1995, by and among UBS Partners Inc. and Charles J. Delaney.

     Exhibit 6 Agreement dated August 27, 1996, by and among UBS Partners Inc. and Charles J. Delaney.

                                                            Page 12 of 30 pages.

     Exhibit 7 Agreement dated August 27, 1996, by and among UBS Partners Inc. and Justin Maccarone.

     Exhibit 8 Agreement dated July 14, 1997, by and among UBS Partners LLC and Charles J. Delaney.

     Exhibit 9 Agreement dated July 14, 1997, by and among UBS Partners LLC and Justin Maccarone.

     Exhibit 10 Agreement dated June 16, 1998, by and among UBS Capital II LLC and Charles J. Delaney.

     Exhibit 11 Agreement dated June 16, 1998, by and among UBS Capital II LLC and Justin Maccarone.

     Exhibit 12 Joint Filing Agreement dated July 16, 1998, by and among UBS Capital II LLC, UBS Capital Holdings LLC and UBS AG.

     Exhibit 13 Power of Attorney by UBS AG dated May 26, 1998, authorizing Robert C. Dinerstein, Louis Eber, Janet Zimmer, Robert Mills, Stephen Anikewich, Joan Hoffman, Thomas R. Toothaker and Stuart Sindell.

                                                            Page 13 of 30 pages.

                                   Signature


          After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Statement is true, complete and correct.



                              UBS CAPITAL II LLC


                              By: /s/ Justin Maccarone
                                 -----------------------------
                                 Name:  Justin Maccarone
                                 Title: President


                              By: /s/ Marc Unger
                                 -----------------------------
                                 Name:  Marc Unger
                                 Title: Chief Financial Officer

                                                            Page 14 of 30 pages.

                                   Signature


          After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Statement is true, complete and correct.



                              UBS CAPITAL HOLDINGS LLC


                              By: /s/ Marc Unger
                                 -----------------------------
                                 Name:  Marc Unger
                                 Title: Chief Financial Officer


                              By: /s/ Sandra Costin
                                 -----------------------------
                                 Name:  Sandra Costin
                                 Title: Assistant Secretary

                                                            Page 15 of 30 pages.

                                   Signature


          After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Statement is true, complete and correct.



                              UBS AG


                              By: /s/ Robert Dinerstein
                                 -----------------------------
                                 Name:  Robert Dinerstein
                                 Title: Attorney-In-Fact


                              By: /s/ Lewis R. Eber
                                 -----------------------------
                                 Name:  Lewis R. Eber
                                 Title: Attorney-In-Fact

                                                            Page 16 of 30 pages.